Exhibit 99.1

GFL Environmental Inc. Announces Commencement of Share Repurchase Program

VAUGHAN, ON, February 27, 2025 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that the Toronto Stock Exchange (“TSX”) has accepted the Company’s notice of intention to commence a normal course issuer bid (the “NCIB”) for the 12-month period commencing on March 3, 2025 and ending no later than March 2, 2026. The NCIB will be conducted through the facilities of the TSX and the New York Stock Exchange (“NYSE”) or alternative Canadian and U.S. trading systems, if eligible.

The NCIB only relates to subordinate voting shares, of which GFL had 381,570,455 subordinate voting shares issued and outstanding as of February 18, 2025. Under the NCIB, a maximum of 28,046,256 subordinate voting shares (representing 10% of the public float (the “Public Float”) determined in accordance with TSX requirements as at February 18, 2025) may be repurchased by GFL. All subordinate voting shares repurchased by GFL under the NCIB will be cancelled.

“On January 7, 2025, we announced the sale of our Environmental Services businesses which we expect to close effective March 1, 2025,” said Patrick Dovigi, Founder and CEO of GFL. “We have allocated up to $2.25 billion of the net proceeds from the transaction to opportunistically repurchase our subordinate voting shares. We expect to use the majority of these proceeds to purchase shares held by our sponsor shareholders, with the balance to be used for open market purchases under our normal course issuer bid.”

Purchases under the NCIB may be made by means of open market transactions, including through an automatic share purchase plan, privately negotiated transactions or such other means as a securities regulatory authority may permit. In accordance with TSX rules, any daily repurchases would be limited to a maximum of 64,492 subordinate voting shares, which represents 25% of the average daily trading volume on the TSX of 257,968 subordinate voting shares for the period from August 1, 2024 to January 31, 2025. The TSX rules also allow the Company to purchase, once a week, a block of subordinate voting shares not owned by any insiders, which may exceed such daily limit. The specific method, timing, price and size of purchases will depend on prevailing stock prices, general economic and market conditions, and other considerations.

Pursuant to exemptive relief granted by the Ontario Securities Commission (“OSC”) to the Company on February 26, 2025, GFL is allowed to purchase up to 10% of its Public Float through the facilities of the NYSE and other U.S.-based trading systems as part of any NCIB implemented in the 36 months following the date of the decision, and will therefore not be limited on such trading platforms to purchasing 5% of its outstanding subordinate voting shares at the beginning of any 12-month period as Canadian securities laws would otherwise provide. A copy of the decision from the OSC has been filed under GFL’s SEDAR+ profile at www.sedarplus.ca.

Subject to receiving exemptive relief from applicable securities regulatory authorities, GFL may also acquire subordinate voting shares through privately negotiated transactions. GFL expects that any private purchase made under an exemption order issued by a securities regulatory authority would be at a discount to the prevailing market price.

Under GFL’s NCIB for the 12-month period that began on May 12, 2023 and ended on May 11, 2024, GFL was authorized to repurchase up to 17,867,120 subordinate voting shares, or 5% of its then issued and outstanding subordinate voting shares. No subordinate voting shares were repurchased thereunder.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 20,000 employees.

Cautionary Note Regarding Forward-Looking Statements

This release includes certain “forward-looking statements”, including statements relating to the NCIB and the intended purchase for cancellation of subordinate voting shares of the Company thereunder, the methods by which any such purchases will be made, statements about the Company’s beliefs and expectations, and the timing of any of the foregoing. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks, changes in circumstances, and other important factors that may cause actual results to differ materially from those contemplated by the forward-looking statements, including but not limited to certain assumptions about our ability to complete the sale of the Environmental Services business on existing terms and to use the proceeds of any such sale for potential share repurchases. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the factors described in the “Risk Factors” section of GFL’s annual information form for the 2024 fiscal year filed on Form 40-F and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws. Purchases made under the NCIB will be subject to various factors, including GFL’s capital and liquidity positions, debt covenant restrictions, accounting and regulatory considerations, GFL’s financial and operational performance, alternative uses of capital, the trading price of GFL’s subordinate voting shares and general market conditions. The NCIB does not obligate GFL to acquire a specific dollar amount or number of shares and may be extended, modified, or discontinued at any time at the Company’s discretion.

For more information:

Patrick Dovigi

+1 905 326-0101

pdovigi@gflenv.com